DC



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05052247



March 16, 2005

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/16/2005

Re: General Motors Corporation
Incoming letter dated February 7, 2005

Dear Ms. Larin:

This is in response to your letter dated February 7, 2005 concerning the shareholder proposal submitted to GM by Robert D. Morse. We also have received a letter from the proponent dated February 14, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

February 7, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposal received on August 31, 2004 from Robert D. Morse (Exhibit A) from the General Motors Corporation proxy materials for the 2005 Annual Meeting of Stockholders. The proposal would require that "Management and Directors return the word 'Against' to all voting cards for the Year 2005 meeting".

General Motors intends to omit the proposal under Rule 14a-8(i)(2) (implementation would violate state law) and (3) (proxy statement would be false or misleading). To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as counsel for the Company.

GM is incorporated in Delaware. Section 216(3) of the Delaware General Corporation Law provides that unless otherwise provided in the corporation's certificate of incorporation or bylaws, "Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors." GM's certificate of incorporation does not deal with this issue at all, and section 1.7 of its bylaws states:

> At all meetings of stockholders for the election of directors a plurality of the voting power of the shares of stock present in person or represented by proxy and entitled to vote shall be sufficient. All other elections and questions shall, unless otherwise provided by law or by the certificate of incorporation or these bylaws, be decided by the vote of the holders of a majority of the voting power of the shares of stock entitled to vote thereon present in person or by proxy at the meeting.

(Exhibit B) Plurality voting, which therefore applies to the election of General Motors directors under Delaware law and the GM bylaws, provides that nominees for director who receive the greatest number of favorable votes are elected. Even if a greater number of votes were voted

MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000

against the election of a particular nominee than were voted for his election, that nominee would be elected as long as he received more votes in favor of his election than other nominees. Thus, in a corporation like General Motors that is subject to plurality voting under Delaware law, a vote "AGAINST" a candidate, as contemplated by the proposal, would not have any legal effect. Since applicable state law would give no effect to a vote "against" a nominee, providing that choice would be ineffectual or cause GM to violate Delaware law.

General Motors received a no-action letter permitting the exclusion of a similar proposal submitted by the proponent in 2003 on the grounds that implementation would cause GM to violate state law (April 2, 2003). A number of no-action letter have been issued permitting Delaware corporations that are subject to plurality voting to omit this proposal under Rule 14a-8(i)(2). See, e.g., Avaya Inc. (November 4, 2004); Mattel, Inc. (February 21, 2003); AT&T Wireless Services, Inc. (January 24, 2003); Citigroup (January 2, 2003); Coca-Cola Company (January 2, 2003); Occidental Petroleum Corporation (January 2, 2003); Entergy Corporation (January 2, 2003); Lucent Technologies Inc. (November 18, 2002); Visteon Corporation (February 20, 2002); Coca-Cola Company (February 6, 2002). No-action letters have also been issued regarding this proposal to companies incorporated in states which treat election of directors by plurality similarly to Delaware. See CSX Corporation (January 24, 2005) (Virginia); Exxon Mobil Corporation (January 18, 2005) (New Jersey); CSX Corporation (January 2, 2003) (Virginia); Hudson United Bancorp (January 2, 2003 and December 6, 2002) (New Jersey); Merck & Co., Inc. (January 2, 2003) (New Jersey); Exxon Mobil Corporation (December 24, 2002) (New Jersey).

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2005 Annual Meeting of Stockholders. GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: Robert D. Morse

To: A. T. Larin
c: S. A. Colby

EXHIBIT A

AUG 3 1 2004

OFFICE OF SECRETARY
DETROIT

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711
August 24, 2004

Office of The Secretary
General Motors Corporation
300 Renaissance Center
PO Box 300 MC482-C38-B71
Detroit, MI 48265-3000

Dear Secretary:

I wish to enter the enclosed Proposal to be printed in the Year 2005 Proxy Material for a vote. I will hold my necessary equity in the Company until after the meeting. I also can provide evidence that I am unable to attend, but may be represented at the meeting. My wife had a mild heart attack at the end of Year 2003, was in 2 hospitals, and is undergoing daily blood sugar count, and has been taking 7 to 8 pills daily to alleviate her ailments. This requires my nearby presence to monitor such. Thank you for your understanding.

Sincerely,

Robert D. Morse
Robert D Morse

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711
August 24, 2004

Office of The Secretary
General Motors Corporation
MC 482-C23-D24
300 Renaissance Center, PO Box 300
Detroit, MI 48265-3000

PROPOSAL

I, Robert D. Morse, of 212 Highland Ave., Moorestown, NJ 08057-2717, propose that Management and Directors return the word "Against" to all voting cards for the Year 2005 meeting.

REASONS: As you vote, keep in mind that "Against" was removed from most all proxy ballots about 1975, but ONLY in the vote for DIRECTORS BOX. Most major companies registered in DE, MD, NJ, NY, and VA have explained that shareowners might be "confused" that they would be voting "Against", when they have no right to if voting under "Plurality"—Contrived Rules adopted by those States and Corporate Registrants therein. Under this system, any nominee can be elected with even one vote "For" if that many are listed as available for the number of directors requested.

You are denied "The Right of Dissent", a violation of the Constitution, and/or The Bill of Rights. Insist on a return to Democracy, not a power grab. Example: In year 2003 the CEO of ExxonMobil Corp. gained $28 million as a result of this process. Since Management nominates the Directors, might this not come under a "conflict of interest" interpretation ? These are YOUR assets being diverted for mostly Management's gain.

Ford Motor Company agreed to return "Against" two years ago, showing the American Way spirit as a fine U.S. Corporation.

By voting out company nominated directors, your say has an effect on rejecting Directors who defy your wishes to reduce Management's outlandish remuneration. Remember that the Product or Services, and its Advertising and Acceptance are the source of income. A fair stated salary and minimal perks are sufficient to maintain a good lifestyle, not an exorbitant one that they desire.

Thank you All for accepting this as good advice for the proper conduct of the Company.

Robert D. Morse



1.6. *Conduct of Meeting.*

The chairman of the board or, if he so designates, a vice chairman of the Corporation, an executive vice president or vice president shall preside at each meeting of the stockholders; provided, however, that if the chairman of the board does not preside and has not designated an officer of the Corporation to preside, the board of directors may designate any person to preside over the meeting. The secretary of the Corporation shall record the proceedings of meetings of the stockholders, but in the absence of the secretary, the person presiding over the meeting shall designate any person to record the proceedings.

1.7. *Voting; Proxies.*

Each stockholder shall be entitled to vote in accordance with the number of shares and voting powers of the voting shares held of record by him. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him by proxy, but such proxy, whether revocable or irrevocable, shall comply with the requirements of Delaware law. Voting at meetings of stockholders, on other than the election of directors, need not be by written ballot unless the holders of a majority of the outstanding shares of all classes of stock entitled to vote thereon present in person or by proxy at such meeting shall so determine. At all meetings of stockholders for the election of directors a plurality of the voting power of the shares of stock present in person or represented by proxy and entitled to vote shall be sufficient. All other elections and questions shall, unless otherwise provided by law or by the certificate of incorporation or these bylaws, be decided by the vote of the holders of a majority of the voting power of the shares of stock entitled to vote thereon present in person or by proxy at the meeting.

1.8. *Fixing Date for Determination of Stockholders of Record.*

To determine the stockholders of record, the board of directors may fix a record date, provided that the record date shall not precede the date upon which the board adopts the resolution fixing the record date and provided further that the record shall be: (a) in the case of determination of stockholders entitled to receive notice of or to vote at any meeting of stockholders or adjournment thereof, not more than 60 nor less than ten days before the date of such meeting; (b) in the case of determination of stockholders entitled to express consent to corporate action in writing without a meeting, not more than ten days from the date upon which the resolution fixing the record date is adopted by the board; and (c) in the case of any other action, not more than 60 days prior to such other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board may choose to fix a new record date for the adjourned meeting.

Robert D. Morse
212 Highland Avenue
Moorestown, NJ. 08057-2717

Ph: 856 235 1711
2-14-05

Securities & Exchange Commission
Office of The Chief Counsel
450 Fifth St. NW
Washington, DC 20549

Re: Letters dated February 07 & 09, 2005
from General Motors & Poore Brothers.

Ladies and Gentlemen:

Attorney's for both above listed, and others, are continually insisting that "Plurality" Rules are "Laws", yet no penalties are noted if "broken", only that a choice "to opt out" is permitted. Proof in statements presented shows that with these "rules" a shareowner is denied their "Right of Dissent", in that such voting against is not legal. Therefore a violation of the Constitution and/or the Bill of Rights has occurred.

Why does not the S.E.C staff admit that I am right in my contention, or show proof that I am wrong ? This process of accepting an "does not opt out" is deplorable and shows favoritism without and explanation that it is not so.

I wish to commend General Motors for not including copies of Corporate and State Rules as they are already in supply, a saving under the National Paperwork Reduction Act. On the same thought, I do not need them repeatedly forwarded to me by the Staff, when supplied by a corporation.

I believe my Proposal is proper and should be printed.

6 copies to S.E.C.
Copy to G.M and P. Bros.
Rhymes for stress relief.
Not part of the presentation.

Sincerely,
Robert D. Morse


DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 16, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated February 7, 2005

The proposal requests that the board make a particular revision to its proxy materials.

We are unable to conclude that GM has met its burden of establishing that GM may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that GM may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,



Robyn Manos
Special Counsel